Exhibit 16.1

May 8, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for China XD Plastics Company Limited (“the Company”) and, under the date of March 16, 2015, we reported on the consolidated financial statements of the Company as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014. On May 8, 2015, we were dismissed. We have read the Company's statements included under Item 4.01 of its Form 8-K dated May 8, 2015, and we agree with such statements.

Very truly yours,

/s/ KPMG